NATIONAL HEALTH INVESTORS

Driving Shareholder Value Through Selective Growth

May 2012

www.nhireit.com

HIGHLIGHTS

Healthcare REIT – 127 properties – 24 states

Total Return to Shareholders: 94.45% for the past 3 fiscal years.

- Strong diversified portfolio
- Focus on need driven senior housing properties
- Attractive investment opportunities in the marketplace
- Low leverage balance sheet
- Growing dividends annually since 2001
- Increasing cash flow annually from lease escalators

STRATEGY

- Focus on senior housing real estate with top-tier operators
- Prioritize direct referrals and growth with existing tenants over brokered deals
- Diversify portfolio with private pay and priority given to AL and newer SNF with high Private and Medicare potential
- Other investment opportunities: 2nd Mortgage Lending & Construction lending w/ purchase option

INVESTMENTS

		2011			2010			2009		
Investment Type	Asset Class	Investment	WAIY[1]	Avg Mat.	Investment	WAIY[1]	Avg Mat.	Investment	WAIY[1]	Avg Mat.
Lease-back	SNF	$ 55,278,000	9.00%	2026	$ 67,000,000	9.25%	2014	$ 55,550,000	10.00%	2024
Lease-back	AL/ALZ	20,400,000	8.50%	2024	43,050,000	9.73%	2024	28,250,000	9.50%	2025
2nd Mortgage	SNF	700,000	21.00%	2013	5,000,000	14.10%	2015	-	-	-
2nd Mortgage/Construction	AL/ALZ	2,500,000	13.00%	2014	-	-	-	850,000	12.00%	2014
Development construction	HOSP	21,500,000	10.00%	2027	-	-	-	-	-	-
Construction Loan	HOSP	-	-	-	13,870,000	10.00%	2015	-	-	-
Lease-back	HOSP	-	-	-	12,500,000	12.00%	2025	-	-	-
Mortgage	AL/ALZ	-	-	-	-	-	-	3,900,000	9.64%[2]	2018
		$ 100,378,000	9.30%	2026	$ 141,420,000	9.89%	2018	$ 88,550,000	9.84%	2024

[1] Weighted Average Investment Yield (Cash Yield)

[2] $5m mortgage purchased at a $1.1m discount; stated borrower rate is 7.47%, initial cash yield is 9.64%, yield at maturity is 12.37%

GEOGRAPHIC DIVERSIFICATION

YTD Revenue


less than $250,000
$250,000 - $1,249,999
$1,250,000 - $2,749,999
$2,750,000 - $5,249,999
more than $5,249,999

Number of Facilities


less than 2
2 - 4
5 - 9
10 - 14
more than 14

REVENUE BY INVESTMENT TYPE
Three Months Ended March 31, 2012


REIT Dividends, 4.1%
Other, 3.1%
Hospitals, 6.2%
Assisted Living, 20.6%
Skilled Nursing, 66.0%

TENANT CONCENTRATION
Three Months Ended March 31, 2012

Diversified tenant mix with both public and privately-held companies


Emeritus Senior Living (ESC), 5.3%
Sun Healthcare Group, Inc. (SUNH), 1.9%
Sunrise Senior Living, Inc. (SRZ), 1.5%
Community Health Systems, Inc. (CYH), 3.6%
Health Services Mgmt, 7.0%
National HealthCare Corp. (NHC), 43.0%
Legend Healthcare, 13.0%
Senior Living Management, 4.1%
Bickford Senior Living, 4.6%
Other, 16.0%
Public
Privately-held

LARGEST TENANT – NHC

- Strongest Balance Sheet in the Senior-Housing public company operating space
- National HealthCare Corporation ("NHC"), a publicly-held company, founded in 1971, provides services to 75 long-term health care centers with 9,456 beds. NHC's affiliates also operate 36 homecare programs, six independent living centers and 17 assisted living communities. NHC's other services include Alzheimer's units, long-term care pharmacies, hospice, a rehabilitation services company, and providing management and accounting services to third parties
- NHI is NHC's only landlord

NHC financial highlights based on their most recent SEC filings
(in millions)

	2011	2010	2009
Revenue	$ 773.5	$ 720.7	$ 673.2
EBITDAR	$ 162.5	$ 143.8	$ 128.6
NHI Lease Service	$ 36.0	$ 35.2	$ 34.8
Cash and Cash equivalents	$ 61.0	$ 28.5	$ 39.0
Restricted cash	$ 50.6	$ 52.0	$ 96.9
Marketable securities	$ 85.1	$ 85.1	$ 71.3
Restricted marketable securities	$ 83.6	$ 70.9	$ 19.4
Equity	$ 611.7	$ 561.1	$ 525.8
Debt	$ 10.0	$ 10.0	$ 10.0
Debt/Total Book Capitalization	1.61%	1.75%	1.87%

NHI CAPITALIZATION & LIQUIDITY

	Q1 2012	2011	2010	2009
Debt and Equity				
Debt	$ 95.3	$ 97.3	$ 37.8	$ -
Equity	445.6	443.5	442.5	434.6
Total Book Capitalization	$ 540.9	$ 540.8	$ 480.3	$ 434.6
Debt/Total Book Capitalization	17.6%	18.0%	7.9%	0.0%
Cash and Securities				
Cash and cash equivalents	$ 6.9	$ 15.9	$ 2.7	$ 45.7
Marketable securities	11.8	11.4	22.5	21.3
LTC preferred stock, at cost	38.1	38.1	38.1	38.1
Total cash and securities	$ 56.8	$ 65.4	$ 63.3	$ 105.1

FINANCIAL HIGHLIGHTS

	Q1 2012	2011	2010	2009
Revenues	$ 24.1	$ 97.4	$ 83.2	$ 72.4
Expenses	(6.9)	(24.6)	(21.3)	(16.4)
Other Income and Expenses [1]	1.2	8.3	7.5	8.2
Net Income	$ 18.4	$ 81.1	$ 69.4	$ 64.2
Normalized FFO per diluted share	$0.77	$2.88	$2.76	$2.33
Regular dividend per share	$0.65	$2.495	$2.36	$2.20
Special dividend per share		$0.22		$0.10
Dividend payout ratio[2]	84.4%	86.6%	85.5%	94.4%

[1] Includes discontinued operations, loan and realty losses and recoveries of previous writedowns
[2] Regular dividend per share divided by Normalized FFO per diluted share

FFO RECONCILIATION

	Q1 2012	2011	2010	2009
Net Income	$ 18.4	$ 81.1	$ 69.4	$ 64.2
Real estate depreciation	3.0	11.0	10.3	7.1
Real estate depreciation in discontinued ops	-	-	0.2	1.3
Net gain on sale of real estate	-	(3.3)	(2.0)	-
Funds from operations ("FFO")	$ 21.4	$ 88.8	$ 77.9	$ 72.6
Collection and recognition of past due rent	-	-	(1.5)	(2.7)
Gains and recoveries on sales of marketable securities	-	(9.9)	-	(2.4)
Recoveries of previous write downs	-	(0.1)	(0.6)	(1.1)
Recognition of deferred credits	-	-	-	(1.5)
Expenses related to abandoned capital offering	-	-	0.4	-
Change in fair value and settlement of interest rate swap	-	1.2	-	-
Other items	-	0.2	0.3	(0.6)
Normalized FFO	$ 21.4	$ 80.2	$ 76.5	$ 64.3
Normalized FFO per diluted share	$.77	$2.88	$2.76	$2.33
Weighted average shares outstanding – diluted	27,803,222	27,792,592	27,732,959	27,618,300